Exhibit 99.3

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.     Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.     Dates of Material Change

June 15 and 18, 2007.

Item 3.     News Release

A press release disclosing the nature and substance of the material changes was issued through the facilities of CanadaNewsWire on June 19, 2007 and was filed on SEDAR.

Item 4.     Summary of Material Changes

The Corporation announced on June 19, 2007 that it had successfully completed the transactions related to its Series G and Series K convertible notes funding activities.

Item 5.     Full Description of Material Change

Closing of Private Placements in connection with Restructuring of Series (G) Notes

The Corporation announced today that it has successfully closed the transactions related to its Series G and Series K convertible notes funding activities.  The company received subscriptions related to the financing on June 15 and on June 18.

Northcore has issued a new series of secured convertible debentures by way of private placement to existing holders of Series G notes, which matured on June 15, 2007.   The new convertible notes, identified going forward as Series K, will pay holders 11 percent interest per annum over a two-year term and have an issued value of approximately $1.36 million.

Under the terms of the Series K notes, Northcore will make quarterly interest payments to holders through the issuance of common shares. Series K holders will be able to convert any or all of the principal amount of their debentures into common shares priced at $0.12 per share.  Debentures will automatically convert into common shares, priced at $0.12 each, if Northcore’s shares trade for $0.30 or more per share for a period of 10 consecutive trading days on the TSX.  As per securities requirements, a hold period of four months and a day is in effect.

As announced recently, Northcore will issue up to 2.99 million common shares towards an interest debt repayment of $449,000 related to the Series G note refinancing.  Each share is priced at $0.15.

Mr. Jeffrey Lymburner, an officer of the Corporation and  Mr. Jim Moskos also an officer of the Corporation subscribed for an aggregate principal amount of $50,000 and $10,000 of the Series (K) notes, respectively and for 110,000 and 22,000 common shares in connection with the interest debt repayment, respectively.  The issue of debentures and common shares to these individuals is a related party transaction under Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“OSC Rule 61-501”).

The Corporation’s board of directors, considered the proposed private placement transactions and unanimously passed a resolution approving the terms of both of the private placements. Approximately four percent of the restructured debt represents the reinvestment of company insiders.  The insider portion of the private placements is exempt from the valuation and minority approval requirements of OSC Rule 61-501 because the fair market value of the insider private placement is less than 25 percent of the market capitalization of the Corporation. The material change report respecting the initial announcement of the private placement was filed less than twenty-one days prior to the closing of the private placements as management felt that closing the private placements as soon as possible following their initial announcement was reasonable in the circumstances.  The Corporation has also received conditional approval from the TSX for the private placement.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.     Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.     Executive Officer

For further information, please contact:
Jeff Lymburner
Chief Executive Officer
(416) 640-0400 ext. 320

Item 9.     Date of Report

June 19, 2007.